SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 28, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 28, 2005, announcing a new milestone in the strategic partnership between Dassault Systèmes and i2. Dassault Systèmes has completed the planned acquisition of a center for the development of sourcing solutions for collaborative PLM from i2.

Dassault Systèmes and i2 Announce
New Milestone in Strategic Partnership

Dassault Systèmes acquires center for the development of next-
generation, 3D-based sourcing solutions for collaborative PLM

Paris, France, and Dallas, Texas, June 28, 2005 – Dassault Systèmes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA), the world’s leading developer of Product Lifecycle Management (PLM) solutions, and i2 Technologies, Inc. (OTC: ITWH), a leading provider of demand-driven supply chain solutions, today announced that they have reached an important milestone in their strategic partnership for the development of sourcing solutions for PLM based on the Dassault Systèmes V5 platform.

The intent of the partnership, announced on May 10, is to enable cross-functional visibility and unmatched collaboration between the engineering and sourcing communities, bringing sourcing considerations to the engineer’s desktop, and engineering criteria and 3D digital mockup to the sourcing specialist.

As an important step in the partnership, Dassault Systèmes has completed the planned acquisition of a center for the development of sourcing solutions for collaborative PLM from i2 for approximately $10 million. The ongoing partnership will continue to bring together Dassault Systèmes’ PLM expertise and V5 platform, along with sourcing expertise and SRM (Supplier Relationship Management) upgrades from i2. i2 will also continue to develop and sell its SRM solutions and support its customers.

Solutions produced through the partnership will be Dassault Systèmes-branded and will provide benefits such as the ability to design for supply, enhanced re-use management, optimized component and subsystem lifecycle management, and converging engineering and sourcing processes. For instance, engineers will be able to optimize design by taking into account part-sourcing information such as obsolescence, availability and companies’ sourcing preferences early in the design cycle.

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About i2
i2 is a leading provider of demand-driven supply chain solutions designed to enable business agility. i2's flexible solutions can synchronize demand and supply across an ever-changing global supply network. Nineteen of the AMR Research Top 25 Global Supply Chains belong to companies who are i2 customers. Seven of the Fortune global top 10 are also customers of i2. Founded in 1988 with a commitment to customer success and supply chain innovation, i2 has a history of delivering value by implementing solutions designed to provide a rapid return on investment. Learn more at www.i2.com.
i2 is a registered trademark of i2 Technologies US, Inc. and i2 Technologies, Inc.

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

i2 Press Contact: Beth Elkin +1 469-357-4225 beth_elkin@i2.com i2 Analyst Contact: Mark Hillman +1 617-551-2754 mark_hillman@i2.com	Dassault Systèmes Press Contacts:
Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Emma Rutherford (Financial Dynamics)
+ 33 1 47 03 68 10
emma.rutherford@fd.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com	Dassault Systèmes Investor Relations Contact: Géraldine Nithart-Riva +33 1 40 99 49 29

i2 Cautionary Language
This press release contains forward-looking statements that involve risks and uncertainties, including forward-looking statements regarding the strategic partnership between i2 and Dassault Systèmes; the joint development of sourcing solutions, the benefits to be offered by such jointly-developed solutions; the provision of an enhanced roadmap and growth path for the i2 customer base; i2's continued provision of SRM upgrades and sourcing expertise; the parties’ definition of the scope of the project; and i2 continuing to market and sell its SRM solutions and support its customers. These forward-looking statements involve risks and uncertainties that may cause actual results to differ from those projected. For a discussion of factors which could impact i2's financial results and cause actual results to differ materially from those in forward-looking statements, please refer to i2's recent filings with the SEC, particularly the Quarterly Report on Form 10-Q filed May 10, 2005 and the Annual Report on Form 10-K filed March 16, 2005. i2 assumes no obligation to update the forward-looking information contained in this news release.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: June 28, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration